CORPORATE ACCESS NUMBER: 2015778877

Government of Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT AND REGISTRATION

OF RESTATED ARTICLES

CRESCENT POINT ENERGY CORP.
AMENDED ITS ARTICLES ON 2013/09/04.

Articles Of Amendment

Business Corporations Act
Section 29 or 177

1. Name of Corporation	2. Corporate Access Number
CRESCENT POINT ENERGY CORP.	**2015778877**

3. THE ARTICLES OF THE ABOVE-NAMED CORPORATION ARE AMENDED AS FOLLOWS:

1. Pursuant to section 173(1)(l) of the *Business Corporations Act* (Alberta), Item 5 of the Articles of the Corporation is hereby deleted in its entirety and replaced with the following:

"Minimum of one (1) - Maximum of eleven (11)";

by Norton Rose Fulbright Canada LLP
SEP 04 2013
Initials: CK

[signature]
Authorized Signature

Mark Eade
Name of Person Authorizing *(please print)*

September 3, 2013
Date

N/A
Identification
(not applicable for societies)

Solicitor
Title *(please print)*

This information is being collected for the purposes of corporate registry records in accordance with the Business Corporations Act. Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Coordinator for Alberta Registries, Box 3140, Edmonton, Alberta T5J 2G7, (780) 427-7013.